Cadbury plc (the “Company”)

Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”):

The Company was notified on 27 April 2009 that, on 27 April 2009, Chris Van Steenbergen acquired 28 ordinary shares in the capital of the Company at a price of £4.96 per share through participation in the Company’s all-employee share incentive plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

27 April 2009